Initial Public Offering of Units

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-252036

Gold Royalty Corp.

Initial Public Offering of Units

March 1, 2021

Gold Royalty Corp. has filed a registration statement on Form F-1 with the United States Securities and Exchange Commission, under the U.S. Securities Act of 1933, as amended, with respect to these securities. The registration statement is subject to completion and has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A third amended and restated preliminary prospectus containing important information relating to the securities described in this document, has been filed with the securities regulatory authorities in all provinces and territories of Canada (other than Québec). A copy of the third amended and restated preliminary prospectus, and any amendment, is required to be delivered with this document. The Canadian third amended and restated preliminary prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the Canadian final prospectus has been issued. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the U.S. and Canadian preliminary prospectuses. All references to “$” or “dollars” in this document are to U.S. dollars, unless indicated otherwise.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement (including the U.S. preliminary prospectus and the U.S. final prospectus, when available), the Canadian third amended and restated preliminary prospectus, the Canadian final prospectus, as applicable, and any amendment to any of the foregoing, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Copies of the registration statement, the third amended and restated preliminary prospectus, and other documents listed above as they become available, for the offering can be obtained from (i) for U.S. investors only, H.C. Wainwright & Co., LLC, via email at placements@hcwco.com or (ii) for U.S. or Canadian investors, BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (800-414-3627; bmoprospectus@bmo.com) or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (905-791-3151 Ext 431; torbramwarehouse@datagroup.ca).

Issuer:	Gold Royalty Corp.

Offering:	Initial public offering of units. 100% primary.

Issued Securities:	Each unit (a “Unit”) shall consist of: (i) one common share without par value in the capital of the Issuer (each, a “Common Shares”); and (ii) one-half (1/2) of one warrant to purchase a Common Share (each whole warrant, a “Warrant”).

Offering Price:	US$5.00 per Unit.

Offering Size:	US$80 million (US$92 million if the over-allotment option is exercised in full).

Warrants:	Each whole warrant entitles the holder thereof to purchase one common share at a price of US$7.50 per share. Only whole warrants are exercisable. The warrants are exercisable at any time for a period of three (3) years from the date on which such warrants were issued.

Over-Allotment:	The Underwriters have been granted an over-allotment option exercisable in whole or in part, at the sole discretion of the Underwriters, within 30 days of the date of the final prospectuses, to purchase an additional 2,400,000 Common Shares and/or up to 1,200,000 Warrants, representing 15% of the Units offered under the final prospectuses.

Initial Public Offering of Units

Ticker/Listing:	The Issuer has applied to list the Common Shares on the NYSE American under the ticker symbol “GROY.” Listing will be subject to the approval of the NYSE American in accordance with its listing requirements. The offering will not be completed unless the listing is approved.

Principal Shareholders:	GoldMining Inc. beneficially owns, or controls or directors, directly or indirectly, 20,000,000 Common Shares, representing approximately 87.6% of the issued and outstanding Common Shares.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering for general corporate purposes and to implement its mining royalty purchase growth and acquisition strategy, and for other general working capital purposes.

Lock-Up Agreements:	In connection with the completion of the offering, the Issuer and each of its directors, officers and principal shareholders will enter into customary lock-up agreements valid for a period of 180 days after the closing.

Offering Type:

Registered underwritten initial public offering in the United States by way of a registration statement on Form F-1.

Underwritten initial public offering by way of a long form prospectus filed in all provinces and territories of Canada (other than Québec).

Eligibility for Canadian Investment:	The Units are expected to be eligible for RRSPs, RRIFs, RDSPs, DPSPs, RESPs and TFSAs, subject to exceptions set out in the amended and restated preliminary prospectus.

Joint Bookrunners:	H.C. Wainwright & Co., LLC and BMO Capital Markets

Underwriting Discount:	7.0% (President’s List 2.0%)

Pricing Date:	Targeting the week of March , 2021.

Closing Date:	Targeting the week of March , 2021.